EXHIBIT (h)(5)(ii)

NEUBERGER BERMAN ETF TRUST
ADMINISTRATION AGREEMENT

SCHEDULE A

The Series of Neuberger Berman ETF Trust currently subject to this Agreement is as follows:

Neuberger Berman China Equity ETF
Neuberger Berman Commodity Strategy ETF
Neuberger Berman Core Equity ETF
Neuberger Berman Flexible Credit Income ETF
Neuberger Berman Global Real Estate ETF
Neuberger Berman Option Strategy ETF
Neuberger Berman Short Duration Income ETF
Neuberger Berman Small-Mid Cap ETF

Date: July 13, 2024

NEUBERGER BERMAN ETF TRUST
ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman ETF Trust Administration Agreement shall be:

(1) For the services provided to the Trust or to each Series, 0.09% per annum of the average daily net assets of each Series;

(2) Certain out-of-pocket expenses for periodic reports to the Board of Trustees on actual expenses.

Date: October 21, 2022